UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check one): |X|  Form 10-K   |_|  Form 20-F   |_|  Form 11-K   |_|  Form 10-Q
|_|  Form N-SAR   |_|  Form N-CSR


For Period Ended:      December 31, 2004
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|_|    Transition Report on Form 10-K
|_|    Transition Report on Form 20-F
|_|    Transition Report on Form 11-K
|_|    Transition Report on Form 10-Q
|_|    Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________


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 Read attached instruction sheet before preparing form. Please print or type.

           Nothing in this form shall be construed to imply that the
          Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________

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                                    PART I
                            REGISTRANT INFORMATION

Stillwater Mining Company
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Full Name of Registrant

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Former Name if Applicable

1321 Discovery Drive
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Address of Principal Executive Office (Street and Number)

Billings, Montana  59102
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City, State and Zip Code


                                    PART II
                            RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


       | (a)  The reasons described in reasonable detail in Part III of this
       |      form could not be eliminated without unreasonable effort or
       |      expense;
|X|    | (b)  The subject annual report, semi-annual report, transition report
       |      on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
       |      portion thereof, will be filed on or before the fifteenth
       |      calendar day following the prescribed due date; or the subject
       |      quarterly report or transition report on Form 10-Q, or portion
       |      thereof, will be filed on or before the fifth calendar day
       |      following the prescribed due date; and
       | (c)  The accountant's statement or other exhibit required by Rule
       |      12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Securities and Exchange Commission (the "SEC") has reviewed the 2003 Annual Report on Form 10-K and the 2004 Quarterly Reports on Form 10-Q of Stillwater Mining Company (the "Company"). As a result of this review, the Company will change its method of amortizing capitalized development costs within the mines. The Company is filing this Form 12b-25 primarily because it requires time to finalize its financial statements in light of this change in accounting method. Further information regarding the change in accounting method is included under Item 3 of Part IV below and in the Current Report on Form 8-K filed by the Company with the SEC today.

The Company and its auditors are also in the process of completing the annual review of internal controls and procedures, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

The Company expects to file its 2004 Annual Report on Form 10-K with the SEC within the period set forth under Part II(b) hereunder.


                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

John R. Stark, General Counsel          (406)                373-8712
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        (Name)                       (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                    Yes |X|       No  |_|

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    Yes |X|       No  |_|

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will change its method of amortizing capitalized development costs within the mines. As previously disclosed in the Company's 2003 Annual Report on Form 10-K, the Company determined that its mining assets were impaired in the fourth quarter of 2003 and recorded an impairment charge to write down those assets to their estimated fair value. In accordance with applicable accounting guidance, the Company at the same time reviewed its accounting for the amortization of these mine assets. The Company determined that amortizing the mine infrastructure existing as of the end of 2003, over the mine life, based on total proven and probable ore reserves, continued to be appropriate and determined that new development expenditures after 2003 would be amortized over the ore reserves in the immediate and relevant vicinity of the related development.

Following the SEC's review of its filings, the Company has determined to amortize all mine development costs, including those capitalized prior to December 31, 2003, using a consistent estimated useful life based on localized ore reserves and has changed its accounting policy accordingly. As a result of this change in accounting method, the Company will continue to amortize certain key infrastructure assets over the mine life, based on total proven and probable ore reserves. Ongoing mine development costs, including those incurred prior to 2004, will be amortized using ore reserves in the immediate and relevant vicinity of the related development. The change will be effective retroactively from January 1, 2004.

For 2004, the Company estimates that the change in accounting method will result in an additional non-cash charge of approximately $20 million of which about $15 million can be attributed to the first nine months of 2004, reducing net earnings by such amount. The actual non-cash charge will be reflected in the Company's 2004 audited financial statements. The Company anticipates that the change in accounting method will have no effect on retained earnings prior to 2004.

Except as described above, the Company does not anticipate that the earnings statements to be included in the 2004 Annual Report on Form 10-K will reflect a significant change in results of operations from the prior fiscal year.

Some statements contained in this Form 12b-25 are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, therefore, involve uncertainties or risks that could cause actual results to differ materially. These statements may contain words such as "believes," "anticipates," "plans," "expects," "intends," "estimates" or similar expressions. These statements are not guarantees of the Company's future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance or achievements to differ materially from those expressed or implied by these forward-looking statements. Such statements include, but are not limited to, comments regarding expansion plans, costs, grade, production and recovery rates, permitting, financing needs, the terms of future credit facilities and capital expenditures, increases in processing capacity, cost reduction measures, safety, timing for engineering studies, and environmental permitting and compliance, litigation and the palladium and platinum market. Additional information regarding factors which could cause results to differ materially from management's expectations is found in the section entitled "Risk Factors" in the Company's 2003 Annual Report on Form 10-K. The Company intends that the forward-looking statements contained herein be subject to the above-mentioned statutory safe harbors. Investors are cautioned not to rely on forward-looking statements. The Company disclaims any obligation to update forward-looking statements.



________________________________________________________________________________


                           Stillwater Mining Company
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   March 17, 2005                   By  /s/ John R. Stark
     ----------------------               -------------------------------
                                        Name:  John R. Stark
                                        Title: Vice President, Human Resources,
                                               Secretary and General Counsel


                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)